UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

Commission File Number: 1-13226
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(Check One):  [  ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [  ] Form 20-F   [  ] Form 11-K  [ ] Form N-SAR

For Period Ended: September 26, 2001
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[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K    [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ----------------------

PART I-REGISTRANT INFORMATION

                        Phoenix Restaurant Group, Inc.
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                           (Full Name of Registrant)
                              1210 Briarville Road
                    --------------------------------------
                    (Address of Principal Executive Office
                              (Street and Number))
                            Madison, Tennessee 37115
                    --------------------------------------
                           (City, State and Zip Code)

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ]     (b) The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c) The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.



PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     Certain of the Registrant's creditors in Florida filed a petition for involuntary bankruptcy under Chapter 7 of the U.S. Bankruptcy Code against the Registrant. In cooperation with those creditors, the Registrant changed the venue of that case to the U.S. Bankruptcy Court for the Middle District of Tennessee in Nashville (the "Court"). In addition, the Registrant filed a petition on October 31, 2001 with the Court to convert the Chapter 7 filing to a voluntary Chapter 11 reorganization along with a motion to include various subsidiaries of the Registrant in the reorganization. On November 1, 2001, the Court entered an order granting this conversion. Pursuant to Chapter 11 of the U.S. Bankruptcy Code, the Registrant's existing directors and officers will continue to oversee operation of the Registrant's and its subsidiaries' businesses as a debtors-in-possession, subject to supervision and orders of the Bankruptcy Court of matters outside the ordinary course of business.

     Issues arising in connection with these events (including a reduction in staffing) have required the substantial attention and efforts of the Registrant's management. Until the Registrant's ongoing resolution of these issues is completed, the Registrant will be unable to finalize its financial statements for the quarter ended September 26, 2001.


PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeffrey M. Pate         (615)         277-1234
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     (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). [X] YES
     [  ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] YES [ ] NO If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the ongoing nature of the Registrant's bankruptcy proceedings and the expenses incurred in connection with preparation for that filing and reclassifications and other write-offs and writedowns that may be required, the Registrant anticipates a significant change in the results of operations for the quarter ended September 26, 2001 as compared with the corresponding period for the previous year. For the reasons that the Registrant is unable to file its Quarterly Report on Form 10-Q at this time (See Part III above), the Registrant also is unable to quantify the changes at this time.


                        Phoenix Restaurant Group, Inc.
                        ------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 14, 2001         By: /s/ Jeffrey M. Pate
                                    -----------------------------------------
                                    Jeffrey M. Pate, Chief Financial Officer,
                                    Secretary and Senior Vice President